FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2007
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za
Enquires
South Africa
Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za
Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.z
North America
Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com
MEDIA RELEASE
GOLD FIELDS COMPLETES ACQUISITION OF
REMAINING SHARES OF WESTERN AREAS
LIMITED
Johannesburg, 10 April 2007. Further to the announcement dated 26
March 2007, Gold Fields Limited (“Gold Fields”) (NYSE, JSE, DIFX:
GFI) is pleased to announce the successful implementation of Section
440K of the Companies Act (Act 61 of 73) and the consequent
acquisition by Gold Fields of all the remaining Western Areas Limited
(“Western Areas”) shares not already held by Gold Fields.
Gold Fields now owns 100% of the share capital of Western Areas, whose listing on the JSE was terminated on 30 March 2007. As a consequence, the existing board of Western Areas will be replaced by a board of Gold Fields nominees.
For further information, please contact:
Gold Fields Limited
South Africa
Willie Jacobsz
Nerina Bodasing
Tel: +27 11 644 2400
Email : williej@goldfields.co.za
Nerina Bodasing
Tel: +27 11 644 2400
Email : Nerina.Bodasing@goldfields.co.za
North America
Cheryl Martin
Tel : +1 303 796-8683
Email : camartin@gfexpl.com

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 April 2007
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
Relations and Corporate Affairs